Exhibit 99.(a)(1)(P) (Form of Email regarding the extension of the Exchange Offer)
Email from CFO providing answers to FAQs regarding the extension of the Exchange Offering
Why was the exchange deadline extended?
In order to allow ample time for a decision for those employees who may not have had received the original notice.
Do I need to re-elect if I already made an election?
No, you do not need re-elect. You may choose to change your election until the exchange offer closes at 9pm PST on August 12, 2009, otherwise your prior election stands.
When will the new SAR’s be issued?
Promptly following the close of the Exchange Offer on August 12, 2009, we expect to accept for exchange and cancel all Eligible Awards properly elected for exchange and not validly withdrawn before the Exchange Offer Expiration Date. Once we have accepted your surrendered Eligible Awards, such Eligible Awards will be cancelled and you will no longer have any rights with respect to those Eligible Awards. We will give written notice to Eligible Employees of our acceptance for exchange of the Eligible Awards. This notice may be made by press release, e-mail or other method of communication. We will grant the New SARs on the Exchange Date, which is the first business day following the close of the Exchange Offer (anticipated to be August 13, 2009). All New SARs will be granted under the 2006 Program and you will receive a new agreement governing the terms of the New SARs granted to you, which we will distribute promptly following the Exchange Date.
What will the be the exercise price of the new SAR’s?
They will be priced based on the closing price of our stock on August 13, 2009.
Are the exchange ratios still the same?
Yes, the exchange ratios were set at the beginning of the program and will not change.